October 16, 2024

Marc Benathen
Chief Financial Officer
LifeMD, Inc.
236 Fifth Avenue, Suite 400
New York, New York 10001

       Re: LifeMD, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-39785
Dear Marc Benathen:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Press Releases Dated March 11, 2024 and August 7, 2024
Reconciliation of GAAP Net Loss to Adjusted EBITDA to Cash Adjusted EBITDA, page 1

1. We note you present Cash Adjusted EBITDA, which includes an adjustment for the change in deferred revenue and is reconciled from Adjusted EBITDA. Please explain to us how Cash Adjusted EBITDA is useful to an investor given that it appears to combine accrual and cash accounting concepts. In addition, please explain to us how you considered the Division of Corporation Finance Non-GAAP Financial Measures
       C&DI 100.04 as it relates to your adjustment for the change in deferred revenue.
2. Please explain to us your methodology for determining your deferred revenue adjustment for fiscal year 2022 and 2023, and describe to us any changes to your methodology for fiscal year 2024.
 October 16, 2024
Page 2



3. We note you make non-GAAP adjustments for litigation costs, inventory and reserve adjustments, and insurance acceptance readiness. Please describe to us in greater detail the nature of the underlying costs for 2022, 2023, and 2024 for each of these types of costs. As part of your response, describe the related facts and circumstance regarding the costs being incurred. In addition, please explain to us how you considered the Division of Corporation Finance Non-GAAP Financial
Measures
       C&DI 100.01 as it relates to these non-GAAP adjustments.
Reconciliation of Telehealth GAAP Net Loss to Telehealth Adjusted EBITDA, page
2

4. We note you present Telehealth Adjusted EBITDA and reconcile this amount to
       Telehealth net loss attributable to common shareholders. Please tell us how your reconciliation complies with Rule 100(a) of Regulation G. Specifically, address how you evaluated whether Telehealth net loss attributable to common shareholders is a financial measure calculated and presented in accordance with Generally Accepted
       Accounting Principles and clarify why you do not reconcile to Telehealth operating loss as set forth in the segment data footnote of your financial statements.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services